NEWS RELEASE

Review of Operations and Revised 2007 Forecast

September 17, 2007 - Vancouver, Canada - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt, and EXK: AMEX) announces that as a result of the disappointing 2nd Quarter 2007 financial results, senior management recently completed a systematic review of the Company’s operating silver mines in Mexico, the Guanacevi and Bolanitos Mines Projects.

Several operating issues were identified that have been holding back the Company’s planned growth rate and management has initiated resolutions to address each of these issues. However, the Company does not expect to meet the targets set earlier this year of producing 2.8 million oz silver at a cash cost of $5.50 per oz and increasing resources by an additional 20 million ounces.

Endeavour does expect to grow its annual silver production this year by 50% over 2006 to 2.0 million oz and cash costs are anticipated to fall below $6.00 per oz by year-end. Resources are targeted to increase by 25% over 2006 to 50 million oz silver through exploration.

The higher cash costs experienced in Q2, 2007 were the result of lower than budgeted silver production, lower than targeted ore and stockpile grades, and lower metal recoveries, all related to delays in the previously announced Guanacevi and Bolanitos capital improvement projects.

In essence, there is no impairment of Endeavour’s production capacity but various delays in mine and plant capital projects at both mining operations will have the effect of delaying our earlier production and cash cost targets by two or three quarters.

At Guanacevi, the most significant delays relate to the many capital improvements projects now underway at the plant. Endeavour launched a plant expansion and refurbishment program in 2006 with the installation of a new 10.5’x12’ ball mill, followed by improvements to the other plant circuits in 2007.

However, delays in the construction of new expanded agitation, filtration, Merrill Crowe, silver refinery, tailings thickeners and lined tailings pond facilities this year due to engineering, labour, equipment and supply shortages have held plant throughput in Guanacevi to less than 600 tpd instead of the average 800 tpd budgeted for 2007. Management now forecasts these circuits will be completed under the following schedule and operating at 800 tpd by year-end:

•	Mill Installation	Completed March
•	Agitation Refurbishment	Completed May
•	Lined Tailings Pond	Completed July
•	Merrill Crowe	3rd Quarter
•	Silver Refinery	4th Quarter
•	Tailings Thickeners	4th Quarter

The Guanacevi plant should achieve a minimum 1000 tpd operating capacity when the expansion of the agitation circuit, fine ore storage, conveyer, crushing and screening circuits are completed in Q1 and Q2, 2008.

Metal recoveries in the plant dropped to the 65-70% range in recent months because the old agitation leach and Merrill Crowe recovery circuits lack sufficient residence time at the current throughput rate. Metal recoveries should rebound to the 75-80% range in Q4, 2007 after the new Merrill Crowe circuit comes online at the end of September.

At the Porvenir mine in Guanacevi, production ore grades have been lower than the 400 gpt target grade due to higher than anticipated mine dilution and the processing of lower grade stockpiles. A more rigorous stope sampling, mapping, and supervision process is now being instituted in order to reduce mine dilution and increase production grades.

At Bolanitos, the most significant delays relate to the many capital development projects now underway at the mines to provide underground access to historic reserve blocks. Access to date has been limited to lower grade reserve blocks where mine dilution issues are significant. The mines have therefore continued to operate at the low ore grades and production rates of the operations prior to their acquisition by Endeavour in May 2007.

Endeavour is developing a new mine plan, including a new rigorous grade control program, in order to increase both production grades and output in 2007, subject to hiring new engineering personnel and mine labour . Management now forecasts that the Bolanitos mines will produce on average 250 tpd in 2007, or half of the 500 tpd plant capacity.

The Bolanitos mines output should increase to 450 tpd in 2008 as existing shafts, ramps and drifts are rehabilitated to provide access to more of the historic higher grade ore reserve blocks. Management is currently assessing the possibility of accelerating the access to, and dewatering of, the Ascuncion mine, where a 250,000 tonne historic reserve block was developed for production by Penoles in the 1990’s but was never exploited due to the low silver prices at that time.

At the Bolanitos plant, the capital improvements are already starting to show results. One cone crusher has been repaired, a new cone crusher has been ordered so the plant has a back up unit, and the flotation circuit has been re-arranged so as to be more efficient. As a result of these changes, metal recoveries have already rebounded from 65-70% up to 80-85% in recent months. Because the plant is only 10 years old, no other major refurbishments are anticipated in order to operate at its 500 tpd capacity.

Endeavour also announces certain management changes at its Mexican mining operations. David Drips has resigned as Vice President, Mexico Operations in order to pursue career opportunities elsewhere. We wish him well in his new position and thank him for his dedication and hard work in bringing forward Endeavour’s mining operations in Mexico.

Godfrey Walton, President and COO, has taken up temporary residence in Durango to directly oversee the Guanacevi and Bolanitos mine and plant operations until a new Vice President, Operations is appointed. The Company has also retained two senior mine management engineers, Bruce Bried and Garry Biles, on temporary assignment to work with Godfrey Walton and our Mexican operating team in reviewing, revising and executing the mine plans.

Bruce Bried, Endeavour’s previous Vice President, Mining until October 2006, is a professional mining engineer with over 30 years experience in the engineering, development, operation, reclamation and management of producing mines for companies such as Dickenson, Homestake and Kinross. Garry Biles is a professional engineer with more than 34 years experience in mining, including 16 years as General Manager of 4 producing mines, and the development of the rich Eskay Creek mine of Barrick Gold.

In addition, an underground mine engineering consultant, John Thompson, has toured the two mining operations and is preparing a report on additional ore grade controls and alternative mining methods aimed at reducing mine dilution and cash costs.

Endeavour has also parted company with Marcos Garcia Chavez who managed the Durango administration and accounting office. John Watkins, CFO has assumed these responsibilities and will spend the majority of his time in Mexico until new qualified personnel are appointed to manage the Durango office, a process that is underway.

Bradford Cooke, Chairman and CEO, stated, “Endeavour’s disappointing Q2, 2007 results prompted senior management to take a hard look at how to improve the performance of our two silver mining operations in Mexico. In hindsight, our time table for the numerous mine and plant capital projects in 2007 was too ambitious given the shortages of manpower and equipment now endemic in the mining sector.”

“We want to thank our shareholders for their continued support and assure them that management is confident the major issues holding back production growth and financial performance have been identified and remedial actions are now underway to ensure Endeavour’s status as a premier silver mining company focused on growth”

A conference call to discuss the review will be held at 11:00 AM Pacific Time (2:00 PM Eastern Time) tomorrow, Tuesday September 18. To participate in the conference call, please dial the following:

• 1-866-542-4236 Canada & USA (Toll-Free)
• 416-641-6125 Toronto area callers
• No pass code necessary

A replay of the conference call will be available until October 3, 2007 by dialing 1-800-408-3053 in Canada & USA (Toll-free) or 416-695-5800 in the Toronto area. The required pass code is 3236615. A simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.